

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2024

Jesus Malave
Chief Financial Officer
Lockheed Martin Corp.
6801 Rockledge Drive
Bethesda, MD 20817

>   **Re: Lockheed Martin Corp.**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **File No. 001-11437**

Dear Jesus Malave:

    We have completed our review of your filing. We remind you that the company and its
management are responsible for the accuracy and adequacy of their disclosures, notwithstanding
any review, comments, action or absence of action by the staff.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Manufacturing